

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 11, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (312) 786-7919

Joanne Moffic-Silver
Executive Vice President and General Counsel
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, Illinois 60605

> **Re: CBOE Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 11, 2007**
> **File No. 333-140574**

Dear Ms. Moffic-Silver:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 16 of our letter dated March 9, 2007. When you subsequently file your proxy card, please also file your ballot as an exhibit to your registration statement.

2. Please continue to provide updated financial statements and related disclosures as required by Article 3-12 of Regulation S-X.

The Restructuring Transaction, page 29
Who Will Receive the Restructuring Consideration, page 36

3. We note your response to comment 23 of our letter dated March 9, 2007. Please revise your discussion under this heading to disclose the substance of your response.

Results of Operations, page 52
Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005, page
52

4. We read in your analysis of the increase in transaction fees revenue that
    transaction fees are mostly variable with contract volume. We note that your
    contract volume increased about 44%; however, your transaction fee revenue
    appears to have only increased about 30%. Please revise your analysis to provide
    better insight into the factors that offset the increase in contract volume to
    contribute to a net increase in transaction fee revenue of 30%. Given that
    transaction fees represent the vast majority of your total revenues, we believe that
    a robust analysis of the underlying reasons behind changes in these fees is
    important information to your readers.

5. The numbers presented in your analysis of equity in loss in OneChicago on page
    54 do not agree to the amounts seen on the face of your income statement for net
    loss from investment in affiliates. Additionally, it is unclear where the
    impairment expenses seen on the face of your income statement are reflected in
    your MD&A analysis of expenses. Please revise your MD&A analysis to clarify
    these matters.

6. We note that you are reflecting an impairment of investment in affiliate and other
    assets of $121,000 for 2006 on the face of your income statement. Given your
    history of impairments, please revise your analysis of results to briefly describe
    the assets to which this impairment relates, as we believe this provides important
    context to your readers. Please also supplementally explain to us why the amount
    of impairment at year end is less than the $333,000 impairment seen in your
    September 30, 2006 interim financial statements.

7. We read in your analysis of other expenses that "in December, the CBOE
    recognized a partial refund of $7.1 million of a settlement of a class action suit in
    2000." Please revise to clarify, if true, that you recognized this refund in
    December 2006. Please also revise to clarify, if true, that you originally recorded
    the expense associated with this settlement as other expense in 2000.

8. It is unclear to us from your response to our prior comment 6 why you do not
    believe that any disclosures are needed to address the uncertainties underlying
    your assumption that following the CME/CBOT transaction there will no longer
    be members of the CBOT who qualify to use the Exercise Right and become or
    remain members of the CBOE. In this regard, it appears from page 38 that only
    members of CBOE can obtain your trading permits, and it is unclear to us if your
    future results or liquidity could vary depending on whether members of the CBOT
    were able to obtain trading permits from you based on their concurrent
    membership in CBOE. Similarly, it is unclear to us how much of your current

results are generated by CBOT members and whether this would change in the future if CBOT members were no longer members of CBOE. Please provide disclosures to address the uncertainties regarding this matter, including whether your future financial results are expected to differ from historical results if the CBOT members are no longer members of the CBOE. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. If you do not believe that any material changes to future results or liquidity will arise from this matter, please make an affirmative statement to that effect along with a brief description of your reasons for that belief, as we believe this matter is unclear to your readers.

Liquidity and Capital Resources, page 59

9. We note from your balance sheet that you had $5.5 million of construction in progress at December 31, 2006. Please revise your MD&A discussion to briefly indicate what type of asset is being constructed, the estimated total cost and expected completion date. Please supplementally tell us what consideration you gave to whether you had a contractual obligation related to this construction in progress that should be reflected in your Contractual Obligations Table on page 60.

Analysis of Cash Flows, page 60

10. Please revise your analysis of cash flows to provide your readers with insight into the underlying factors that contributed to the changes seen on the face of your cash flow statement rather than merely reciting the numbers seen on the face of your cash flow statement. For example, we note that you invested a significant amount in available for sale securities in the fourth quarter of 2006, but it is unclear why. Similarly, we note that your capital expenditures increased in 2006 compared to 2005, and much of that increase appears to have occurred in the fourth quarter of 2006, but it is unclear why. Please refer to Item 303(a) of Regulation S-K and Section IV.B of our Release 33-8350.

Director Independence, page 107

11. We note your response to comment 31 of our letter dated March 9, 2007. Please revise your disclosure on page 108 to specify the "additional tests" used to evaluate director independence.

Financial Statements for the Year Ended December 31, 2006
Consolidated Balance Sheet, page A-4

12. We note that you had $19.6 million of available-for-sale investments at December 31, 2006. Please help us to understand how you determined that you did not need

to provide disclosures in accordance with paragraphs 19-22 of SFAS 115, or
revise to provide these disclosures in your footnotes. Please also help us to
understand why no unrealized gains or losses related to these securities are
reflected in accumulated other comprehensive loss on the face of your statement
of members' equity.

Note 1 – Summary of Significant Accounting Policies – Investments in Affiliates, page
A-7

13. We note your response to our prior comment 43. Based on your response, we
assume that you have made an accounting policy choice to recognize gains and
losses resulting from investee stock transactions directly in equity. If our
understanding is correct, please revise your accounting policy disclosure to clarify
this matter; otherwise, please explain this matter to us in more detail and consider
whether additional disclosure is needed in your footnotes.

Note 11 – Purchase of CBOT Exercise Right Privileges, page A-17

14. We read that your 2005 and 2006 purchases of CBOT exercise rights are reflected
net of tax on your consolidated statements of income. We assume this is a typo,
as these transactions appear to be reflected instead on your consolidated
statements of members' equity. Please advise or revise.

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require for
an informed investment decision. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Jennifer Thompson, Senior Staff Accountant, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael L. Meyer (*via facsimile* 312/258-5600)
        Robert J. Minkus
        Richard T. Miller
        Schiff Hardin LLP
        6600 Sears Tower
        Chicago, Illinois 60606